

December 22, 2011

Via Facsimile
Ms. Marcela Aparecida Drehmer Andrade
Chief Financial Officer
Braskem S.A.
Av. Das Nacoes Unidas, 8,501
Sao Paulo, SP-CEP 05425-070 Brazil

      Re: Braskem S.A.
             Form 20-F for the fiscal year ended December 31, 2010
             Filed June 10, 2011
             File No. 1-14862

Dear Ms. Drehmer:

      We have reviewed your response letter dated December 9, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the fiscal year ended December 31, 2010

15 Intangible Assets, page F-70

1.   We note your response to our prior comment one in which you state that discrete financial information is available at a lower level for your Polyolefins operating segment, the Polyethylene and Polypropylene Cash Generating Units level. We also note your determination that these Cash Generating Units are not operating segments in accordance with paragraph 5 of IFRS 8. However, given your response, please further explain to us how and why you determined that goodwill does not need to be allocated and tested at the Cash Generating Unit level (a level lower than your current Polyolefins level). Reference paragraphs 6, 68 and 80 of IAS 36.

27. Earnings per Share (EPS), page F-116

2.   We note your responses to our prior comments three and four. We note that IAS 33.6 states that ordinary shares have the "same rights to receive dividends." In

addition, we note that IAS 33 A13(b) refers to ordinary shares with different dividend rates from other classes of ordinary shares but "without prior or senior rights." It appears to us that the Class A and B preferred shares have priority dividends that are prior and senior to common rights. Therefore, it is unclear to us how you concluded that these shares are ordinary shares.

3. It appears to us that information in your response letter is not consistent with disclosures in note 26(b) on page F-113. Please confirm to us, and clarify in future filings, that dividends on your preferred shares are "non-cumulative."

Exhibits

4. Please confirm supplementally that you have disclosed the material provisions of your naphtha and propylene agreements with Petrobras. We note that you will file the naptha agreements as exhibits to your next annual report.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief